SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                  For the Fiscal Year Ended December 31, 1996

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
               For the transition period from              to
                                              ------------    ------------

                         ------------------------------
                         COMMISSION FILE NUMBER  1-7534
                         ------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       NETWORK SYSTEMS CORPORATION SAVINGS
                            AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                STORAGE TECHNOLOGY CORPORATION
                                    2270 South 88th Street
                                Louisville, Colorado 80028-4309

    NETWORK SYSTEMS CORPORATION
 SAVINGS AND STOCK OWNERSHIP PLAN
       FINANCIAL STATEMENTS
    AND ADDITIONAL INFORMATION
    DECEMBER 31, 1996 AND 1995

                         NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
                            FINANCIAL STATEMENTS
                         DECEMBER 31, 1996 AND 1995

                              TABLE OF CONTENTS
                              -----------------



                                                       Page

Financial Statements:

  Report of Independent Accountants                      1

  Statement of Net Assets Available for Benefits,
   with Fund Information                               2 - 3

  Statement of Changes in Net Assets Available for
   Benefits, with Fund Information                     4 - 5

Notes to Financial Statements                          6 - 13

Additional Information:*

Schedule I - Item 27a Form 5500 - Schedule of
  Assets Held for Investment Purposes                   14

Schedule II - Item 27b Form 5500 - Schedule of
  Loans or Fixed Income Obligations in Default        15 - 16

Schedule III - Item 27d Form 5500 - Schedule of
  Reportable Transactions                               17



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have not been presented because they are not applicable.

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


To the Participants and Administrator of the Network Systems Corporation
  Savings and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statements of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Network Systems Corporation Savings and Stock Ownership Plan (the Plan) at December 31, 1996 and 1995 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Board of Directors of Network Systems Corporation, the Plan's sponsor, approved the termination of the Plan effective December 31, 1995. In accordance with generally accepted accounting principles, the Plan used the liquidation basis of accounting in presenting the 1996 and 1995 financial statements.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP
Denver, Colorado
June 20, 1997

                         NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                              DECEMBER 31, 1996


                                                                  Fund Information
                                     -------------------------------------------------------------------------------------------
                                      Network                                            IAI
                                      Systems          Blended         Fidelity        Regional
                                     Stock Fund       Rate Fund          Fund            Fund         Loan Fund            Total
                                     ----------      ----------      ----------      ----------      ----------       ----------
Receivables:
  Employees' loan repayments                        $    12,548     $     9,558     $     2,533     $   (24,596)     $        43
  Accrued interest                  $        43          15,202               6               8              56           15,315
                                     ----------      ----------      ----------      ----------      ----------       ----------
      Total receivables                      43          27,750           9,564           2,541         (24,540)          15,358
Due from (to) other funds                 5,295           3,460          (3,737)         (5,018)                               0
Investments (Note 3)                    999,809       9,233,137      13,881,841       4,776,727         738,551       29,630,065
                                     ----------      ----------      ----------      ----------      ----------       ----------
Net assets available for  plan
 benefits                           $ 1,005,147     $ 9,264,347     $13,887,668     $ 4,774,250     $   714,011      $29,645,423
                                     ==========      ==========      ==========      ==========      ==========       ==========

                                         The accompanying notes are an
                                 integral part of these financial statements.

                         NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                              DECEMBER 31, 1995


                                                                  Fund Information
                                     -------------------------------------------------------------------------------------------
                                      Network                                           IAI
                                      Systems         Blended         Fidelity        Regional
                                     Stock Fund      Rate Fund          Fund            Fund         Loan Fund             Total
                                     ----------      ----------      ----------      ----------      ----------       ----------
Receivables:
  Employer's contributions                          $   239,710     $   258,969    $     88,985                      $   587,664
  Employees' contributions                               23,073          16,832           2,364                           42,269
  Employees' loan repayments                             43,012          37,098           9,623     $   (57,968)          31,765
  Accrued interest                  $        95         162,850             107              39             158          163,249
                                     ----------      ----------      ----------      ----------      ----------       ----------
      Total receivables                      95         468,645         313,006         101,011         (57,810)         824,947
Investments (Note 3)                    764,439      14,553,511      10,337,329       3,938,171         800,628       30,394,078
                                     ----------      ----------      ----------      ----------      ----------       ----------
Net assets available for  plan
 benefits                           $   764,534     $15,022,156     $10,650,335     $ 4,039,182     $   742,818      $31,219,025
                                     ==========      ==========      ==========      ==========      ==========       ==========

                                         The accompanying notes are an
                                 integral part of these financial statements.

                         NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                 INFORMATION
                              DECEMBER 31, 1996


                                                                    Fund Information
                                         -------------------------------------------------------------------------------------
                                                                      First Trust
                                         -------------------------------------------------------------------------------------
                                          Network                                         IAI
                                          Systems         Blended        Fidelity       Regional
                                         Stock Fund      Rate Fund         Fund           Fund        Loan Fund          Total
                                         ----------     ----------     ----------     ----------     ----------     ----------
Investment income:
 Net realized and unrealized appreciation
  (depreciation) in fair value of
  investments                           $   576,871    $   343,226    $ 1,133,953    $   (92,506)                  $ 1,961,544
 Interest and dividend income                 1,309        348,869      1,165,576        732,337                     2,248,091
 Loan repayment interest                                    25,619         20,818          7,374    $       872         54,683
                                         ----------     ----------     ----------     ----------     ----------     ----------
                                            578,180        717,714      2,320,347        647,205            872      4,264,318
Contributions (Refunds):
 By participants                                            (5,278)        (2,392)         3,437                        (4,233)
                                         ----------     ----------     ----------     ----------     ----------     ----------
                                                            (5,278)        (2,392)         3,437                        (4,233)

Withdrawals by participants                 (66,614)    (2,942,684)    (2,056,186)      (713,849)       (54,354)    (5,833,687)

Transfers:
 Between funds                             (270,953)    (3,495,207)     2,982,381        783,779                             0
 New loans                                                (170,356)      (108,308)       (24,036)       302,700              0
 Loan principal repayments                                 138,002        101,491         38,532       (278,025)             0
                                         ----------     ----------     ----------     ----------     ----------     ----------
                                           (270,953)    (3,527,561)     2,975,564        798,275         24,675              0

Net increases (decreases)                   240,613     (5,757,809)     3,237,333        735,068        (28,807)    (1,573,602)
Net assets at beginning of year             764,534     15,022,156     10,650,335      4,039,182        742,818     31,219,025
                                         ----------     ----------     ----------     ----------     ----------     ----------
Net assets at end of year               $ 1,005,147    $ 9,264,347    $13,887,668    $ 4,774,250    $   714,011    $29,645,423
                                         ==========     ==========     ==========     ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                         NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS, WITH FUND INFORMATION
                              DECEMBER 31, 1995


                                                   Fund Information
                         ------------------------------------------------------------------------------------------------------
                                                                                                        Fidelity Management
                                                      First Trust                                          Trust Company
                         ----------------------------------------------------------------------     ---------------------------
                           Network                                        IAI
                           Systems        Blended        Fidelity       Regional                      Magellan      Growth and
                         Stock Fund      Rate Fund         Fund           Fund        Loan Fund         Fund        Income Fund
                         ----------     ----------     ----------     ----------     ----------     ----------       ----------
Investment income:
Net realized and
 unrealized appreciation
 (depreciation) in fair
 value of investments   $   (95,561)   $   322,382    $ 1,622,208    $   538,134                   $   200,054      $    99,928
Interest and dividend
 income                       8,193        700,341        768,363        437,021    $       458          1,778            3,696
Loan repayment interest                     20,266         14,914          5,711
                         ----------     ----------     ----------     ----------     ----------     ----------       ----------
                            (87,368)     1,042,989      2,405,485        980,866            458        201,832          103,624

Contributions:
 By employer                               239,710        258,969         88,985
 By participants                         1,417,788      1,613,978        550,932
                         ----------     ----------     ----------     ----------     ----------     ----------       ----------
                                         1,657,498      1,872,947        639,917

Withdrawals by
 participants              (103,575)    (2,862,267)      (861,329)      (343,569)       (59,497)      (739,016)        (520,218)

Transfers:
 Between funds             (130,197)       746,905        547,406       (240,558)        86,721       (369,629)        (276,477)
 New loans                                (178,909)       (95,516)       (56,510)       330,935
 Loan principal repayments                 194,745         96,174         33,248       (324,167)
                         ----------     ----------     ----------     ----------     ----------     ----------       ----------
                           (130,197)       762,741        548,064       (263,820)        93,489       (369,629)        (276,477)

Net increases (decreases)  (321,140)       600,961      3,965,167      1,013,394         34,450       (906,813)        (693,071)
Net assets at beginning
 of year                  1,085,674     14,421,195      6,685,168      3,025,788        708,368        906,813          693,071
                         ----------     ----------     ----------     ----------     ----------     ----------       ----------
Net assets at end of
 year                   $   764,534    $15,022,156    $10,650,335    $ 4,039,182    $   742,818    $         0      $         0
                         ==========     ==========     ==========     ==========     ==========     ==========       ==========

                                           Fund Information
                              ---------------------------------------------------------
                                   Fidelity Management Trust Company
                              ---------------------------------------------------------
                                             Retirement
                            Intermediate    Money Market   Asset Manager
                             Bond Fund          Fund            Fund          Loan Fund           Total
                              ----------     ----------      ----------      ----------      ----------
Investment income:
Net realized and
 unrealized appreciation
 (depreciation) in fair
 value of investments        $     5,919                    $     1,021                     $ 2,694,085
Interest and dividend
 income                            4,373    $    12,681             163                       1,937,067
Loan repayment interest                                                                          40,891
                              ----------     ----------      ----------      ----------      ----------
                                  10,292         12,681           1,184                       4,672,043

Contributions:
 By employer                                                                                    587,664
 By participants                                                                              3,582,698
                              ----------     ----------      ----------      ----------      ----------
                                                                                              4,170,362

Withdrawals by
 participants                    (89,530)      (278,854)           (656)                     (5,858,511)

Transfers:
 Between funds                   (59,812)      (202,354)        (14,701)    $   (87,304)              0
 New loans                                                                                            0
 Loan principal repayments                                                                            0
                              ----------     ----------      ----------      ----------      ----------
                                 (59,812)      (202,354)        (14,701)        (87,304)              0

Net increases (decreases)       (139,050)      (468,527)        (14,173)        (87,304)      2,983,894
Net assets at beginning
 of year                         139,050        468,527          14,173          87,304      28,235,131
                              ----------     ----------      ----------      ----------      ----------
Net assets at end of
 year                        $         0    $         0     $         0     $         0     $31,219,025
                              ==========     ==========      ==========      ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                         NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1996 AND 1995


NOTE 1 - DESCRIPTION OF PLAN
----------------------------

General
-------
The Network Systems Corporation Savings and Stock Ownership Plan (the Plan) is a defined contribution plan to which, prior to 1996, eligible employees of Network Systems Corporation (the Company or NSC) could elect to contribute stated percentages of their compensation. Participation by eligible employees was voluntary. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan agreement for more complete information.

On March 7, 1995, NSC was acquired by Storage Technology Corporation (StorageTek). Effective December 1995, the Plan is administered by StorageTek's Profit-Sharing Committee which consists of at least three persons who are appointed by the Board of Directors of StorageTek.

Plan Termination
----------------
In connection with the Company's merger with StorageTek, the Board of Directors of NSC approved the termination of the Plan effective December 31, 1995. Pursuant to the terms of the Plan, all participants as of December 31, 1995, were fully vested in their account balances. Pending approval of the Internal Revenue Service, all remaining plan assets will be transferred into StorageTek's Employees' Profit Sharing and Thrift Plan. This transfer is expected to be completed during 1997.

Contributions
-------------
In connection with the merger and termination of the Plan in 1995, no employee or Company matching contributions were made in 1996.

During 1995, employees could have their annual compensation reduced by 1% to 15%, not to exceed limitations under applicable IRS regulations, through automatic payroll deductions (pretax savings contribution) and contributed to the Plan. Employees could also make contributions through automatic payroll deductions on an after-tax basis of from 1% to 8% of compensation. These after-tax savings contributions did not reduce the employee's income for federal or state income tax purposes. The Company could make a matching contribution to the Plan as a percentage of the first 6% of the employee's pretax savings contributions. For the 1995 Plan year, the Company made matching contributions amounting to $587,664 based on matching percentages of 30% of the first 6%.

All contributions are held in trust and invested by the Plan's trustee, First Trust Institutional Trust Group. Contributions were initially deposited by the trustee in either the First American Prime Obligations Fund or a short-term U.S. government fund. Contributions were later reallocated in accordance with the options selected by the participant or the requirements of promissory note agreements. Any Company contributions on behalf of a participant were invested by the trustees in the same fund or funds specified by the participant, in direct proportion to the allocation of that individual's payroll deduction contributions.

Investment Fund Options
-----------------------
The Plan offers the following investment options:

 . In connection with the Company's merger with StorageTek, each outstanding share of NSC common stock was converted into .2618 shares of StorageTek common stock. As a result of the merger, shares of NSC stock held by the Network Systems Stock Fund were converted into StorageTek common stock and investments in the First American Prime Obligations Fund, effective March 7, 1995. Effective after October 31, 1994, the Plan was amended so that no additional contributions or investment fund transfers could be made to the Network Systems Stock Fund.

  Effective September 30, 1997, the Network Systems Stock Fund will be eliminated from the Plan as an investment option. All amounts invested in the Network Systems Stock Fund on September 30, 1997 will be sold and reinvested in the other investment options as directed by the Company.

 . Contributions to the Blended Rate Fund are invested in a pooled fund with a single blended interest rate. The single blended interest rate is determined quarterly based on the combined earnings of the underlying investments. The underlying investments consist primarily of insurance investment contracts that generally provide a fixed interest rate for a period up to five years and investments in the First Stable Value Fund, a First Trust collective fund. The investment objective of the First Stable Value Fund is to provide stable income relative to current interest rates. The Fund invests primarily in high-quality fixed interest rate contracts issued by insurance companies and banks.

  The Blended Rate Fund invests in insurance investment contracts that provide a fixed rate of return at the rates and for the time periods indicated below:

                             Applicable Fixed Interest Rate
         Year of              For Years Ended December 31,
      Contributions        1990  1991  1992  1993  1994  1995
      -------------        ----  ----  ----  ----  ----  -----
         1990              8.45  8.45  8.45  8.45  8.45  8.45

  Contributions and earnings from the 1990 fixed rate insurance contract were transferred effective January 3, 1995, to the other investment funds in accordance with participants' investment allocation directions.

 . The Fidelity Fund is a no-load fund managed by Fidelity Management Trust
  Company. The Fidelity Fund seeks long-term capital growth by investing primarily in common stock and securities convertible into common stock. The Fidelity Fund may invest some of its assets in debt securities. The percentage of assets invested in any one type of debt or equity security may vary.

 . The IAI Regional Fund is a no-load fund managed by Investment Advisors,
  Inc. The investment objective of the IAI Regional Fund is capital appreciation with at least 80% of its

 . equity investments in companies headquartered in Minnesota, Illinois, Wisconsin, Iowa, Nebraska, Montana, North Dakota, and South Dakota. The IAI Regional Fund may invest a portion of its assets in short-term cash equivalents on a temporary basis.

Investment Fund Transfers
-------------------------
Effective September, 1996, participants may direct the Plan Administrator to transfer all or a portion of their current account balances from one investment fund to other investment funds in five percent increments on a quarterly basis. Prior to September, 1996, such transfers could be made twice a year.

Loans to Participants
---------------------
Participants may borrow from their pretax savings contribution accounts. Loans may not be less than $1,000 or greater than $50,000. In addition, loans may not exceed one-half of the participant's pretax savings contribution account as of the most recent quarter-end valuation. Participants are required to execute a promissory note and security agreement giving the Plan a valid first lien against one-half of the participant's title to their pretax savings contribution account. Promissory notes provide for a repayment of principal and interest in equal pay period installments over a period up to five years. Interest is based on the local bank prime or reference rate and is fixed for the duration of the loan.

The portion of a participant's account that is invested in the Network Systems Stock Fund is not available for withdrawal or loan during the employment of the participant. The restrictions do not apply to distributions by the Network Systems Stock Fund on termination of employment.

Loans made to participants are treated as a separate, segregated investment of the participant. Accordingly, at the time the loan transaction is consummated, the participant's allocated share of pretax savings contribution account is reduced on a pro rata basis by the principal amount of the loan. Repayments of principal and payments of interest are credited to the investment funds in which the participant's pretax savings contribution account is invested in the same proportions specified by the participant in his most recently filed investment direction.

Withdrawal by Participants
--------------------------
Distribution may be made upon the occurrence of any of the following:

    1.    Termination of employment at or after attainment of age 65;
    2. Termination of employment prior to attainment of age 65 when occasioned by permanent or total disability;
    3.    Death;
    4.    Financial Hardship (as defined); or
    5.    Any other termination of employment.

Vesting and Forfeitures
-----------------------
Upon termination of employment, except for retirement, disability or death, the participant's account and any related vested Company contributions become payable to the participant.

Pursuant to the terms of the Plan, all participants became fully vested in the balance of Company contributions when the Plan was effectively terminated (i.e. December 31, 1995). Therefore, there were no forfeitures of nonvested accounts during 1996. During 1995, forfeitures with respect to the Company's contributions for prior years were allocated to the accounts of remaining participants in an amount totaling $22,482.

In 1996, the Company determined that certain participants who had requested to withdraw from the Plan at the end of 1995 and received distribution payments during 1996, were owed additional amounts with respect to vested Company contributions. Such amounts, aggregating $19,386, were distributed to the applicable former participants in 1997 and are reflected within the reconciliation of the financial statements to the Form 5500 in Note 5.

Administrative Costs
--------------------
Administrative expenses are paid by the Company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Method of Accounting
--------------------
The 1996 and 1995 Plan financial statements are prepared on a liquidation basis of accounting, as the Board of Directors has approved the termination of the Plan. On a liquidation basis, net assets available for benefits are reflected at their liquidation value. Employees' contributions are recorded when received by the Company, and employer contributions are recorded when authorized by the Company. Investment income is recorded when earned. Expenses are recorded when obligations are incurred.

Cash equivalents are short-term, highly liquid investments that are both readily convertible to cash and have maturities of three months or less at the time of acquisition.

Investment Valuation
--------------------
Investments in common stock of StorageTek are valued at the closing sales price on the last business day of the year based on the NYSE composite closing quotation. In connection with the merger with StorageTek, NSC redeemed from its stockholders all of the rights outstanding under its Amended and Restated Rights Agreement at a redemption price of $0.05 per right.

Investments in the First American Prime Obligations Fund (formerly the First American Institutional Money Fund) are valued at the net asset value on the last business day of the year based on quotations obtained from national securities exchanges.

Investments in the Blended Rate Fund are valued as of the last business day of the year at cost plus reinvested interest for group annuity contracts with insurance companies and at net asset value for investments in the First Stable Value Fund.

Investments in the Fidelity Fund and the IAI Regional Fund are valued at the net asset value of the applicable fund on the last business day of the year.

Investments in the Loan Fund are valued at the amount of the participant loan net of principal repayments.

Investments in the participant's account are valued upon withdrawal as of the end of the quarter which next follows by at least 30 days the date on which the Administrator receives a withdrawal application from the participant. Investments in the participant's account are valued upon distribution as of the end of the quarter which coincides with or last precedes that date of distribution.

Loans to participants and investment values as reported in the financial statements approximate liquidation value.

Investment Transactions
-----------------------
Purchases and sales of securities are reflected on a trade date basis (the date the order to buy or sell is executed).

NOTE 3 - INVESTMENTS
--------------------

The following tables present the fair values of investments:

                                                          Balance (Shares or
                                                         Face Amount) Held at                              Value at December 31,
        Name of Issuers and Title of Issuers               December 31, 1996                  Cost                   1996
-------------------------------------------------        ---------------------            -----------       ----------------------

FIRST TRUST
-----------

Storage Technology Corporation common stock                      20,670 shares            $   803,288                $   989,576
First American Prime Obligations Fund                                   10,233                 10,233                     10,233
                                                                                           ----------                 ----------
     Total Network Systems Stock Fund                                                         813,521                    999,809
                                                                                           ----------                 ----------

Metropolitan Life Insurance Company Group Annuity
 Contract (Maturity 12/31/97, Interest 6.66%)                        1,422,355              1,422,355                  1,422,355
Protective Life Insurance Company Group Annuity
 Contract (Maturity 6/30/97, Interest 6.7%)                          1,297,271              1,297,271                  1,297,271
First Stable Value Fund, a First Trust Collective
 Fund                                                           310,372 shares              4,997,697                  5,616,311
First American Prime Obligations Fund                                  897,200                897,200                    897,200
                                                                                           ----------                 ----------
     Total Blended Rate Fund                                                                8,614,523                  9,233,137
                                                                                           ----------                 ----------

                                                                                           ----------                 ----------
Fidelity Fund                                                   562,018 shares             11,683,433                 13,881,841
                                                                                           ----------                 ----------

                                                                                           ----------                 ----------
IAI Regional Fund                                               205,982 shares              4,598,942                  4,776,727
                                                                                           ----------                 ----------

Investments in loans to employee participants                          714,012                714,012                    714,012
First American Prime Obligations Fund                                   24,539                 24,539                     24,539
                                                                                           ----------                 ----------
     Total loan fund                                                                          738,551                    738,551
                                                                                           ----------                 ----------

     Total investments                                                                    $26,448,970                $29,630,065
                                                                                           ==========                 ==========

----------------------------

                                                           Balance (Shares or
                                                          Face Amount) Held at                             Value at December 31,
         Name of Issuers and Title of Issuers              December 31, 1995                 Cost                   1995
-------------------------------------------------        ---------------------            -----------     ----------------------

FIRST TRUST
-----------

Storage Technology Corporation common stock                       31,161 shares           $ 1,217,959               $   743,969
First American Prime Obligations Fund                                    20,470                20,470                    20,470
                                                                                           ----------                ----------
     Total Network Systems Stock Fund                                                       1,238,429                   764,439
                                                                                           ----------                ----------

Sun Life Insurance Company of American Group Annuity
 Contract (Maturity 12/31/95, Interest 8.8%)                          3,800,663             3,800,663                 3,800,663
John Hancock Mutual Life Insurance Company Group
 Annuity Contract (Maturity 12/31/96, Interest 6.92%)                   886,825               886,825                   886,825
Metropolitan Life Insurance Company Group Annuity
 Contract (Maturity 12/31/97, Interest 6.66%)                         1,478,911             1,478,911                 1,478,911
Protective Life Insurance Company Group Annuity
 Contract (Maturity 6/30/97, Interest 6.7%)                           1,348,231             1,348,231                 1,348,231
First Stable Value Fund, a First Trust Collective Fund           348,501 shares             5,610,855                 5,957,084
First American Prime Obligations Fund                                 1,081,797             1,081,797                 1,081,797
                                                                                           ----------                ----------
     Total Blended Rate Fund                                                               14,207,282                14,553,511
                                                                                           ----------                ----------

Fidelity Fund                                                    450,936 shares             8,839,748                10,195,655
First American Prime Obligations Fund                                   141,674               141,674                   141,674
                                                                                           ----------                ----------
     Total Fidelity Fund                                                                    8,981,422                10,337,329
                                                                                           ----------                ----------

                                                                                           ----------                ----------
IAI Regional Fund                                                166,308 shares             3,593,371                 3,938,171
                                                                                           ----------                ----------

Investments in loans to employee participants                                                 742,511                   742,511
First American Prime Obligations Fund                                    58,117                58,117                    58,117
                                                                                           ----------                ----------
     Total loan fund                                                                          800,628                   800,628
                                                                                           ----------                ----------

     Total investments                                                                    $28,821,132               $30,394,078
                                                                                           ==========                ==========


NOTE 4 - TAX STATUS
-------------------

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 1995 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code of ERISA to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Plan has filed Form 5310, Application for Determination for Terminating Plan, dated April 22, 1997 with the Internal Revenue Service. As of the date of these financial statements, a determination has not been received from the Internal Revenue Service.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
------------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                       December 31,
                                                  -------------------------
                                                   1996            1995
                                                  -------------------------
Net assets available for benefits per the
  financial statements                           $29,645,423    $31,219,025
Amounts allocated to withdrawing
  participants                                      (644,393)    (1,755,852)
                                                  ----------     ----------
Net assets available for benefits per the
  Form 5500                                      $29,001,030    $29,463,173
                                                  ==========     ==========


Amounts allocated to withdrawing participants by fund option is as follows:


                                                        December 31,
                                                 ---------------------------
                                                    1996            1995
                                                 ---------------------------
Network Systems Stock Fund                      $     58,384     $    24,818
Blended Rate (Guaranteed Interest) Fund              211,007         932,612
Fidelity Fund                                        229,693         702,906
IAI Regional Fund                                    138,245          67,267
Loan Fund                                              7,064          28,249
                                                 -----------      ----------
                                                $    644,393     $ 1,755,852
                                                 ===========      ==========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                  Year Ended December 31,
                                                 --------------------------
                                                   1996            1995
                                                 --------------------------
Benefits paid to participants per the
  financial statements                          $ 5,833,687     $ 5,858,511
Add:  Amounts allocated to withdrawing
  participants in current year                      644,393       1,755,852
Less:  Amounts allocated to withdrawing
  participants in prior years                    (1,755,852)       (844,832)
                                                 ----------      ----------
Benefits paid to participants per the Form
  5500                                          $ 4,722,228     $ 6,769,531
                                                 ==========      ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

SCHEDULE I
----------

                         NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
    ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1996


                                                          Balance (Shares or
                                                         Face Amount) Held at                            Value at December 31,
         Name of Issuers and Title of Issuers             December 31, 1996               Cost                   1996
-------------------------------------------------        --------------------             ----           ---------------------
FIRST TRUST
-----------

Storage Technology Corporation common stock*                    20,670 shares            $   803,288             $   989,576
First American Prime Obligations Fund**                                10,233                 10,233                  10,233
                                                                                          ----------              ----------
     Total Network Systems Stock Fund                                                        813,521                 999,809
                                                                                          ----------              ----------
Metropolitan Life Insurance Company Group Annuity
 Contract (Maturity 12/31/97, Interest 6.66%)                       1,422,356              1,422,355               1,422,355
Protective Life Insurance Company Group Annuity
 Contract (Maturity 6/30/97, Interest 6.7%)                         1,297,271              1,297,271               1,297,271
First Stable Value Fund, a First Trust collective
 fund**                                                        310,372 shares              4,997,697               5,616,311
First American Prime Obligations Fund**                               897,200                897,200                 897,200
                                                                                          ----------              ----------
     Total Blended Rate Fund                                                               8,614,523               9,233,137
                                                                                          ----------              ----------

                                                                                          ----------              ----------
Fidelity Fund                                                  562,018 shares             11,683,433              13,881,841
                                                                                          ----------              ----------

                                                                                          ----------              ----------
IAI Regional Fund                                              205,982 shares              4,598,942               4,776,727
                                                                                          ----------              ----------
Investments in loans to employee participants
 (Interest rates ranging from 6.75% to 9%)                            714,012                714,012                 714,012
First American Prime Obligations Fund                                  24,539                 24,539                  24,539
                                                                                          ----------              ----------
     Total loan fund                                                                         738,551                 738,551
                                                                                          ----------              ----------
     Total investments                                                                   $26,448,970             $29,630,065
                                                                                          ==========              ==========

-----------------------------------------------------------------
*  Party-in-interest
** Party-in-interest, because an affiliate is trustee of the Plan

                                                                  SCHEDULE II
                                                                   ----------
                                                                 Page 1 of  2

                         NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
ITEM 27b FORM 5500 - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
                        YEAR ENDED DECEMBER 31, 1996


                                                             Amount Received
                                           Original       During Reporting Year       Unpaid
 Party in   Identity and Address            Amount       ----------------------     Balance at
 Interest       of Obligor                 of Loan       Principal    Interest     End of Year
----------------------------------------------------------------------------------------------
    No    Marc S. Daeschner              $  6,468.40   $  1,442.22  $   326.94     $  4,715.69
          3211 Hunters Glen Dr.
          Missouri City, TX 77459

    No    Carlito S. Deaquino               3,000.00        511.22      161.98        1,994.84
          210 Karen Avenue
          Romeoville, IL 60446

    No    Kathy R. Gilleland                3,700.00        546.10      237.32        2,827.39
          10761 Smetana Rd., Apt. 121
          Minnetonka, MN 55343

    No    Raymond Graphenteen               4,400.00        689.60      154.39        2,467.60
          4010 Zane Avenue North
          Robbinsdale, MN 55422

    No    Andrew P. Gray                    1,917.49        196.51       22.73        1,527.17
          7937 Clark Springs Drive
          Plano, TX 75025

    No    Reginald D. Grier                 6,400.00       1041.30      107.10        1,769.26
          8717 S. 69th East Ave.
          Tulsa, OK 74133

    No    Jody L. Lis                       2,939.63        496.35      224.40        2,330.40
          14375 Partridge NW
          Andover, MN 55305


                                             Detailed Description of Loan (1)
                                        -------------------------------------------             Amount Overdue
            Identity and Address          Origination      Interest        Maturity         ----------------------
                of 0bligor                    Date           Rate            Date           Principal     Interest
------------------------------------------------------------------------------------------------------------------
          Marc S. Daeschner              September 1995      6.75%         May 1999       $    307.68        $  --

          Carlito S. Deaquino             December 1994      7.75%      November 1999           84.15           --

          Kathy R. Gilleland                June 1995        9.00%         May 2000            178.05           --

          Raymond Graphenteen               June 1994        6.75%         May 1999            241.14           --

          Andrew P. Gray                 September 1995      6.00%      November 1997          730.80           --

          Reginald D. Grier               January 1993       6.00%      November 1997          401.94           --

          Jody L. Lis                    September 1995      9.00%        July 2000`            57.66           --

                                                                  SCHEDULE II
                                                                   ----------
                                                                 Page 2 of  2

                                                             Amount Received
                                           Original       During Reporting Year       Unpaid
 Party in   Identity and Address            Amount       ----------------------     Balance at
 Interest       of Obligor                 of Loan       Principal    Interest     End of Year
----------------------------------------------------------------------------------------------
    No    Saturnina Mayo                      767.82             0           0          767.82

    No    Joeseph O'Donnell                 3,228.31             0           0        1,288.97
          36859-A Neward Blvd.
          Newark, CA 19061

    No    Lisa M. O'Halloran                2,300.00        369.58       97.92        1,401.97
          12200 Marion Lane W #5308
          Minnetonka, MN 55305

    No    Lisa Olsen                        7,000.00        776.27      263.23        5,822.91
          2337 Lake Elmo Ave. N
          Lake Elmo, MN 55042

    No    Jolene K. Ross-Bergh              1,416.02         71.34       12.02        1,256.42
          256 Washington Ave. N
          Minneapolis, MN 55405

    No    Robert A. Taylor                 18,101.12      3,047.46    1,324.14       14,330.47
          1311 Denise
          Planfield, IL 60544

    No    Harold G. Varnis                    751.32             0           0          705.50
          13867 85th Place N
          Maple Grove, MN 55369

    No    David A. Woods                    1,687.25      1,244.73       52.39          117.39
          22861 W. Martin Lake Dr.
          Stacy, MN 55079

                                             Detailed Description of Loan (1)
                                        -------------------------------------------             Amount Overdue
            Identity and Address          Origination      Interest        Maturity         ----------------------
                of 0bligor                    Date           Rate            Date           Principal     Interest
------------------------------------------------------------------------------------------------------------------
          Saturnina Mayo                    July 1993         6.50%       July 1994            767.82           --

          Joeseph O'Donnell               January 1992       10.00%      October 1995        1,288.97           --

          Lisa M. O'Halloran             September 1994       7.25%      August 1999           106.25           --

          Lisa Olsen                        June 1994         6.75%        May 1999          2,702.70           --

          Jolene K. Ross-Bergh           September 1995       6.00%       July 1998            500.16           --

          Robert A. Taylor               September 1995       9.00%       June 2000            546.45           --

          Harold G. Varnis               September 1995       8.50%        May 1996            705.50           --

          David A. Woods                 September 1995       8.00%      October 1996          117.39           --

---------------------------------------------------------------------------
(1) Loans consist of Promissory Notes with Plan participants using their vested account balances under the Plan as collateral. Loan defaults result primarily from employees terminated or placed on non-active status during 1996. A termination distribution will be made in 1997 to repay all outstanding loan balances in default at December 31, 1996.

                                                                 SCHEDULE III
                                                                  -----------

                         NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
          ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
                        YEAR ENDED DECEMBER 31, 1996


     Identity of                                                                              Purchase         Selling
   Party Involved                        Description of Assets                                 Price            Price
-------------------------------------------------------------------------------------------------------------------------

SECURITIES PURCHASED AND SOLD IN EXCESS OF 5% OF PRIOR PERIOD'S ENDING ASSET MARKET VALUE
-----------------------------------------------------------------------------------------
First Trust National      First American Prime Obligations Fund;
  Association**              Purchased 13,622,580 units in 274 transactions                  $13,662,580
                             Sold 13,992,668 units in 118 transactions                                        $13,992,668

First Trust National      Fidelity Fund Inc. Com.;
  Association                Purchased 189,800 shares in 21 transactions                       4,431,771
                             Sold 84,984 shares in 14 transactions                                              2,021,212

First Trust National      IAI Regional Fund Inc. Com.;
  Association                Purchased 68,933 shares in 18 transactions                        1,648,788
                             Sold 29,259 shares in 12 transactions                                                717,727

SINGLE SECURITY TRANSACTIONS IN EXCESS OF 5% OF PRIOR PERIOD'S ENDING ASSET MARKET VALUE
----------------------------------------------------------------------------------------

First Trust National      First American Prime Obligations Fund;
  Association**              Purchased 3,885,415 units in 1 transaction                        3,885,415

First Trust National      Sun Life Insurance Co. of America, GIC 1991;
  Association                Sold 3,800,663 units in 1 transaction                                              3,800,663


                                                                              Current Value
                                                                               of Asset on       Net
                                                                Cost of        Transaction      Gain
   Description of Assets                                         Asset            Date         (Loss)
-----------------------------------------------------------------------------------------------------

SECURITIES PURCHASED AND SOLD IN EXCESS OF 5% OF PRIOR PERIOD'S ENDING ASSET MARKET VALUE
-----------------------------------------------------------------------------------------
First American Prime Obligations Fund;
 Purchased 13,622,580 units in 274 transactions                               $13,662,580
 Sold 13,992,668 units in 118 transactions                    $13,992,668      13,992,668          --

Fidelity Fund Inc. Com.;
 Purchased 189,800 shares in 21 transactions                                    4,431,771
 Sold 84,984 shares in 14 transactions                          1,729,760       2,021,212    $291,452

IAI Regional Fund Inc. Com.;
 Purchased 68,933 shares in 18 transactions                                     1,648,788
 Sold 29,259 shares in 12 transactions                            643,217         717,727      74,510

SINGLE SECURITY TRANSACTIONS IN EXCESS OF 5% OF PRIOR PERIOD'S ENDING ASSET MARKET VALUE
----------------------------------------------------------------------------------------

First American Prime Obligations Fund;
 Purchased 3,885,415 units in 1 transaction                                     3,885,415

Sun Life Insurance Co. of America, GIC 1991;
 Sold 3,800,663 units in 1 transaction                          3,800,663       3,800,663          --

-----------------------------------------------------------------------------
* Transactions or series of transactions in excess of 5 percent of the current market value of the Plan's assets as of December 31, 1995 as defined in Section 2520-103.6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

** Party-in-interest, because an affiliate is trustee of the Plan

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                             NETWORK SYSTEMS CORPORATION
                          SAVINGS AND STOCK OWNERSHIP PLAN

                         BY: STORAGE TECHNOLOGY CORPORATION
                             (Administrator of the Plan)


    06/27/97                     /s/ DAVID E. LACEY
   ----------               -------------------------------
     (Date)                           David E. Lacey
                                 Executive Vice President
                               and Chief Financial Officer
                              (Principal Financial Officer)